BioHarvest Sciences Announces Record Preliminary Third Quarter 2024 Financial Results

Management Guides Fourth Quarter Revenues to Grow to at Least $7.2 Million USD; Reaffirms Goal to Complete Nasdaq Uplisting by Year-End

Vancouver, British Columbia and Rehovot, Israel – October 23, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology process,  today preannounced preliminary financial results for the three months ended September 30, 2024. The Company anticipates record revenue of at least $6.5 million in the third quarter of 2024, which represents a 100% increase from the third quarter of 2023.

The company advises that it is at the final stages of review by Nasdaq of its listing application. Nasdaq has advised that the Company can meet the Market Value Of Listed Securities Standard for listing on the higher-tier Nasdaq Global Market and the Company has determined to uplist its application to that market.

In addition, management has provided revenue guidance of at least $7.2 million USD for the fourth quarter of 2024, representing growth of at least 60% as compared to the same year-ago period. This growth is expected to be driven by continued increase in VINIA subscriptions and incremental product launches, such as the Company’s first functional VINIA SuperFood Tea line set to launch in November 2024.

Ilan Sobel, Chief Executive Officer of BioHarvest, said: "The third quarter of 2024 was highlighted by continued momentum in our VINIA subscription business, further bolstered by a strong response to our incremental coffee product line. Third quarter revenues set a record at $6.5 million, and we are incredibly excited to launch our functional VINIA SuperFood Tea line in November.

“As we look towards the fourth quarter of 2024, we continue to complete all required filings regarding our Nasdaq application, with the goal of achieving an uplisting by year-end. On the back of strong momentum across both of our business units and with several incremental VINIA products in the pipeline, I look forward to unleashing the power of our VINIA Inside strategy.”

Summary of Preliminary Third Quarter Financials.

BioHarvest anticipates that third quarter revenues will be $6.5 Million. Net losses for Q3 are expected to be $2.5-2.8 million and equivalent to approximately .15 per share. Gross margins are expected to be approximately 53-56%.

Third Quarter 2024 Earnings Call

Third quarter 2024 financials will be released by the filing due date of November 14, 2024, and BioHarvest will announce a Third Quarter 2024 Earnings call concurrent with that release. An additional Shareholder Update event at the end of November will also be scheduled, date to-be-announced.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is no assurance that the Company will maintain or improve current financial performance, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. Revenue projections are estimates and there is no assurance will occur when estimated as the timing is dependent on consumer acceptance and cost stability and other factors beyond company control.

Although the Company believes that it will be able to meet the requirements for Nasdaq listing, there is no assurance that a listing will occur as listing will be subject to the company being able to meet listing criteria, including a history of trading at certain price levels, and financial and share distribution requirements. Some of these requirements may be affected by matters beyond the control of the company such as conditions impacting markets generally or changes in requirements.

All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us